Mail Stop 6010

    July 29, 2005

Mr. Karl Schneider
Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, CA 94086

    Re: Zoran Corporation
Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
  File No. 000-27246

Dear Mr. Schneider:

    We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

    Sincerely,

    Martin F. James
    Senior Assistant Chief
Accountant
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